December 18, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc.
Registration Statement on Form S-11
Filed on November 12, 2009
File No. 333-163069

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 9, 2009 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 12, 2009 (No. 333-163069) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.  Additionally, please note that some of our revisions to the Registration Statement reflect blue sky comments received by the states as of the date hereof.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.  All page number references in the Company’s responses are to page numbers in Amendment No. 1.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

December 18, 2009

General

1.
Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

We advise the Staff that the Company will submit to the Staff for review all pictures, graphics or artwork that the Company intends to use in the prospectus in connection with the filing of a future amendment to the Registration Statement.

2.
Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers.  In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  Please refer to Item 19.B of Industry Guide 5.

The Company acknowledges that sales literature that is used in connection with this offering must set forth a balanced presentation as set forth in Item 19.B of Industry Guide 5.  We advise the Staff that the Company has not yet prepared sales literature for use in connection with this offering.  The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff in connection with the filing of a future amendment to the Registration Statement.

The Company is currently preparing a working draft of its website and will notify the Staff of the relevant web address in connection with the filing of a future amendment to the Registration Statement.

3.
We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.  Please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to operate its business in a manner that will permit the Company to maintain an exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”) pursuant to Section 3(c)(5)(C) of the Investment Company Act and certain related No-Action Letters from the Commission.  Pursuant to this exemption, (i) at least 55% of the Company’s assets must consist of real estate fee interests or loans secured exclusively by real estate, or both, (ii) at least 25% of the Company’s assets must consist of loans secured primarily by real estate (this percentage will be reduced by the amount by which the percentage in (i) above is increased), and (iii) up to 20% of the Company’s assets may consist of miscellaneous investments.  The Company intends to engage primarily in the business of buying real estate, specifically office, retail, multi-family residential, industrial and hotel properties, or other securities that are secured by real estate.  Further, the Company acknowledges that participations in mortgage loans, mortgage-backed securities, mezzanine loans, preferred equity investments joint venture investments and the equity securities of other real estate companies may not constitute qualifying real estate assets in accordance with the above requirements, depending on the characteristics of the specific investments.  However, the Company expects that such investments will constitute a small part of the Company’s overall portfolio composition.  The Company intends to monitor compliance with these requirements on an ongoing basis.

December 18, 2009

4.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior to action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

We advise the Staff that the Company’s share repurchase program is consistent with the relief previously granted by the Division of Corporate Finance in the aforementioned no action letters.  We note the following with respect to the Company’s share repurchase program: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program in the event that a secondary market for the Company’s common stock develops; stockholders must have held the Company’s common stock for at least one year to participate in the share repurchase program; the Company will purchase shares of its common stock at a price that does not exceed the then current offering price; during the offering and for five years thereafter, the number of shares to be redeemed at any time during a year will not exceed 5% of the number of shares outstanding of the Company; and the terms of the share repurchase program are fully disclosed in the Company’s prospectus.

5.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

We advise the Staff that the Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  With respect to the Company’s share repurchase program during the offering period, we note the following: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; the Company purchases shares of its common stock under its share repurchase program at a price that does not exceed the then current public offering price; the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and except as otherwise exempted therein, the Company shall comply with Regulation M.

December 18, 2009

6.
Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely.  Please mark the materials to specifically identify the portions that support your disclosure.  Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.  For example only, we note the following statements:

•	“According to the New York City Office of management and Budget projections, New York City is expected to lose . . . ,” page 56;

•	“According to Cushman & Wakefield, New York City actually faces a potential supply shortage . . . ,” page 57;

•	“Cushman & Wakefield estimates that in this cycle the vacancy rate in
New York City will peak . . . ,” page 58;

•	“Cushman & Wakefield has also estimated that the average vacancy rate in New York City . . . ,” page 58; and

•	“According to Cushman & Wakefield, the average cap rate on Midtown Manhattan Class A office properties . . . ,” page 60.

We advise the Staff that the Company will submit to the Staff copies of the relevant portions of any study, report or book that is cited in the prospectus on which the Company relies in connection with the filing of a future amendment to the Registration Statement.  Such materials will be marked as requested.

7.
Throughout the prospectus, you state that you intend to focus on acquiring commercial real estate located in New York City.  In your Risk Factors section on page 22, you state that you will seek to acquire properties in the New York metropolitan area, which you define as “the New York – Northern New Jersey – Long Island, New York – New Jersey – Pennsylvania Metropolitan Statistical Area.”  In your Market Overview section beginning on page 55, however, you discuss the real estate market in New York City and cite primarily to figures regarding Manhattan.  Please revise your disclosure throughout to clarify the primary market(s), including any specific areas within the New York metropolitan area, in which you intend to invest.

December 18, 2009

We advise the Staff that the Company has revised the disclosures on the cover page and pages 1, 6, 10, 23, 25, 26, 57, 98 and A-1 to indicate that the Company intends to focus on acquiring commercial real estate located in the New York metropolitan area, primarily in New York City.

Cover Page

8.
Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus.  In particular, we note the first paragraph.  Please revise and limit the cover page to one page, as required by Item 501.

We advise the Staff that the Company has revised the disclosure on the cover page to limit the cover page to one page as required by Item 501.

Questions And Answers About This Offering, page 1
How long will this offering last?, page 7

9.	We note your disclosure that you expect to sell shares over a three year period. Please revise to state the final termination date.

We advise the Staff that the Company has revised the disclosure on page 8 to indicate that the final termination date will be three years from the effective date of the Registration Statement.

Prospectus Summary, page 9
Estimated Use of Proceeds of This Offering, page 11

10.
We note that you have a particular focus on commercial properties in New York City, which includes a variety of property types such as office, retail, multi-family residential, industrial and hotel.  You state that you may also invest in other real estate investments, such as equity or debt interests, bridge loans, mezzanine loans and securitized debt.  Please revise to state the anticipated holdings of each of your targeted assets.  In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum.  Please include similar disclosure in your “Use of Proceeds” section.

We advise the Staff that the Company has revised the disclosure on page 10 to indicate that, assuming the maximum amount of the offering is raised, the Company currently estimates that approximately 70% of its assets will be, directly or indirectly, office or retail properties located in New York City. If the minimum amount of the offering is raised, the Company would expect that substantially all of its assets will be office or retail properties located in New York City. The Company expects the size of individual properties that it purchases to vary significantly but most of the properties the Company acquires are likely to have a purchase price between $10 million and $500 million.

December 18, 2009

The Company has included similar disclosure in the “Estimated Use of Proceeds” section.

Compensation to Advisor and its Affiliates, page 15

11.
We note that you will reimburse your advisor’s costs of providing administrative services as well as acquisition expenses, including personnel costs.  Please clarify how you will determine the personnel costs.

We advise the Staff that the Company has revised the disclosure on pages 17, 75, 80, 81 and 85 to indicate that personnel costs associated with providing such administrative services will be determined based on the amount of time incurred by the respective employee of New York Recovery Advisors, LLC and the corresponding payroll and payroll related costs incurred by our affiliate.

12.	Please clarify whether acquisition fees are included in the “costs of your assets” for the purpose of determining your management fees.

We advise the Staff that the Company has revised the disclosure on pages 18, 74, 80 and 86 to indicate that acquisition fees will not be included in “costs of assets” for the purpose of determining our management fees.

Summary Risk Factors, page 21

13.
Please expand your summary section to include a risk factor discussion highlighting the material risks related to investing in your common stock.  For example only, please include risk factor disclosure regarding the following:

•	Discuss that you are a blind pool offering with no operating history or established financing sources and you have not identified any properties to acquire;

•	Describe the substantial conflicts among the interests of your investors, your interests and the interests of your advisor, sponsor, deal manager and affiliates;

•	Describe and briefly quantify the fees that you will pay to your advisor and its affiliates and highlight that these fees are not tied to performance; and

•	Describe you intention to incur debt and discuss whether you have any limitations on the debt you can incur.

December 18, 2009

We kindly refer the Staff to the risk factor on page 23 entitled “Because this is a blind pool offering, you will not have the opportunity to evaluate our investments before we make them, which makes an investment more speculative” for a discussion on the risks related to an investment in a blind pool offering.

We kindly refer the Staff to the risk factors beginning on page 28 in the subsection entitled “Risks Related to Conflicts of Interest” where the Company discusses the various conflicts of interest arising out of relationships with the advisor and its affiliates.

We kindly refer the Staff to the risk factor on page 29 entitled “New York Recovery Advisors, LLC faces conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term interests of our stockholders” for a discussion on fees payable to the advisor (including compensation regardless of performance).  We advise the Staff that we have revised the risk factor to include a cross-reference to the complete discussion of fees payable to the advisor in the section entitled “Management Compensation” of the prospectus.

We advise the Staff that the Company has revised the disclosure in the risk factor on page 35 entitled “Payment of fees to New York Recovery Advisors, LLC and its affiliates reduces cash available for investment and distribution” to quantify (to the extent possible) fees payable to the advisor.

We kindly refer the Staff to the risk factors beginning on page 47 in the subsection entitled “Risks Associated with Debt Financing and Investments” where the Company discusses the various risks associated with its incurrence of debt and limitations on the debt that it can incur.

Risk Factors, page 22

14.
We note your statement on page 22 that:  “The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may harm our business.”  It is not appropriate to indicate that additional risk factors not included in the prospectus exist.  All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.  Please revise accordingly.

We advise the Staff that the Company has revised the disclosure on page 23 to delete reference to additional risks and uncertainties.  In addition, we have revised the disclosure to indicate that the risk factors described in the section entitled “Risk Factors” represent material risks to the Company as of the date of the prospectus.

December 18, 2009

15.
We note that you include bulleted lists of factors or events in your risk factors.  To the extent that any of the factors or events contained in the bulleted lists present a material risk to your business, operations or financial condition, please include a separate risk factor subheading and discussion about it.  For example only, we note the following risk factors:

•	“We have no prior operating history . . . ,” page 22;

•	“Our properties are expected to be in the New York MSA . . . ,” page 24

•	“Your investment return may be reduced if we are required to register . . . ,” page 30;

•	“Our operating results will be affected by economic . . . ,” page 35;

•	“We may be subject to the risks common to the lodging industry,” page 43 and

•	“Any real estate debt security that we originate . . . ,” page 48.

We have reviewed your comments regarding the bulleted lists of factors and events in the Company’s risk factors and kindly request your consideration of our belief that, except for those items specified below, each of the items in the bulleted lists do not reach a threshold of materiality sufficient to merit a separate risk factor.  Instead, these items expand upon a substantive risk to an investor’s potential investment.  In addition, we kindly request your consideration of our belief that the items within each bulleted list should not be eliminated from the Registration Statement as they are necessary to provide a comprehensive discussion and understanding of the risk involved.

For a more comprehensive discussion of the bulleted item on page 23, “identify and acquire investments that further our investment strategies,” we kindly refer the Staff to the risks factors on page 24 where the Company discusses the risk that it may not be able to find suitable investments.

For a more comprehensive discussion of the bulleted item on page 23, “attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations,” we kindly refer the Staff to the risks factors on page 27 where the Company discusses the risk that it may not be able to attract and retain qualified personnel.

For a more comprehensive discussion of the bulleted item on page 23, “respond to competition for our targeted real estate properties and other investments as well as for potential investors,” we kindly refer the Staff to the risks factors on page 39 where the Company discusses the risk that it may not be able to compete with third parties in acquiring or investing in properties.

December 18, 2009

16.	We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

•	“Our properties are expected to be in the New York MSA . . . ,” page 24

•	“Our properties will be located in the New York MSA and our portfolio may be concentrated . . . ,” page 25;

•	“We may be subject to the risks common to the lodging industry,” page 43;

•	“As a REIT, we cannot directly operate our lodging properties,” page 44;

•	“Our industrial properties are subject to fluctuations . . . ,” page 45;

•	“You may have current tax liability on distributions . . . ,” page 49;

•	“There is a risk that you may receive shares of our common stock as dividends,” page 49; and

•	“The use of TRSs would increase our overall tax liability,” page 50.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should be able to read the subheading and understand the risk as it specifically applies to you.

We advise the Staff that the Company has revised the risk factor subheadings on pages 25, 26, 45, 47, 51 and 52 to identify specific risks that apply to the Company.

Risks Related to an Investment in American Realty Capital
New York Recovery REIT, Inc., page 22
“We have no prior operating history or establish financing sources . . . ,” page 22

17.
Please refer to the first paragraph of this risk factor that states that “[a]lthough Messrs. Schorsch, Kahane and Happel and other members of our advisor’s management have significant experience . . . .”  This is mitigating language.  Generally, you should limit your Risk Factors section to an identification and brief description of each material risk.  You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus.  Please revise.

We advise the Staff that the Company has revised this risk factor to remove the mitigating information.

December 18, 2009

Market Overview, page 55

18.
We note that throughout this section you provide statistics and predictions regarding the real estate market and general economy in New York City.  While you have provided sources for some of the statistics and predictions in this section, there are many for which you do not do so.  Please tell us the basis for management’s belief for these statistics and predictions or provide the source.  For example only, we note the following statements:

•	“The rate of job losses in New York City has begun to slow . . . ,” page 55;

•	“As supply and demand approach a new equilibrium . . . ,” page 55;

•	“In the United States there is approximately $3.5 trillion of commercial real estate debt . . . ,” page 55;

•	“For example the New York City office market has almost 4,000 million square feet of office space . . . ,” page 56;

•	“Since the United States recession began ... the United States has lost 7.2 million jobs . . . ,” page 56; and

•	“In fact, the actual inventor of office space in New York City has declined since 1992. . . ,” page 57.

We advise the Staff that the Company will revise disclosure or provide relevant sources for the statements highlighted above in connection with the filing of a future amendment to the Registration Statement.

Cap Rate Trends, page 60

19.	Please disclose the meaning of “Class A office properties.”

We advise the Staff that the Company has revised the disclosure on page 61 to define the phrase “Class A office properties,” which generally refers to the highest quality office properties locally available that are either new or in new condition.  Class A office properties are generally the best-looking buildings with the highest quality construction (using structural steel and composite concrete construction) and possess high-quality building infrastructure.  Class A buildings also are well-located, have good access, attract high quality tenants and are professionally managed.  There is no quantitative formula by which buildings can be placed into classes since such determinations tend to involve judgment, in part.

December 18, 2009

Management, page 63
Audit Committee, page 63

20.	Please revise your disclosure to indicate the audit committee member(s) who will qualify as an “audit committee financial expert.”

We advise the Staff that the Company has revised the disclosure on page 65 to indicate that one of its independent directors, Mr. Leslie D. Michelson, will qualify as an “audit committee financial expert.”

The Advisor, page 71

21.	Please revise to disclose the amount of time your executive officers will devote to you.

We advise the Staff that the Company has revised the disclosure on page 73 to indicate that the officers and key personnel of New York Recovery Advisors, LLC may spend a portion of their time on activities unrelated to the Company.  The Company currently anticipates that Mr. Happel will spend substantially all of his time on its behalf.  Each of the other five officers and key personnel, including Messrs. Schorsch and Kahane, is currently expected to spend a significant portion of their time on the Company’s behalf but may not always spend a majority of their time on its behalf.

22.
We note your statement on page 72 that either party may terminate the advisory agreement without penalty upon 60 days’ written notice.  Please revise to clarify what you mean by “without penalty” and briefly discuss any amounts to which your advisor will be entitled upon termination of the advisory agreement.

We advise the Staff that the Company has revised the disclosure on page 74 to clarify the meaning of “without penalty” and indicate that either party may terminate the advisory agreement without penalty upon 60 days’ written notice if no breach of the advisory agreement has occurred.  We have also revised the disclosure on page 73 to include a cross-reference to the description of the subordinated termination fee payable upon termination of the advisor in the text below.

23.	Please revise your disclosure to indicate when the advisory agreement will be executed.

We advise the Staff that the Company has revised the disclosure on page 73 to indicate that the advisory agreement will be executed on the effective date of the Registration Statement.

December 18, 2009

Conflicts of Interest, page 89

24.
We note your disclosure on page 89 that your advisor and its affiliates will try to “balance” your interests with their duties to other American Realty Capital-sponsored programs.  Please revise to explain what you mean by “balance” and clarify, if true, that your advisor and its affiliates have no fiduciary duty to you or your investors.  To the extent that your executive officers, your advisor and/or its affiliates are involved in other American Realty Capital-sponsored programs, please identify these other programs and describe the duties, responsibilities and time allocation to those other programs.

We advise the Staff that the Company has revised the disclosure on page 92 to clarify the duties of the advisor and its affiliates to other American Realty Capital-sponsored programs.

The Company also has included similar disclosure from “The Advisor” subheading as to the involvement of its executive officers, the advisor and its affiliates in other American Realty Capital-sponsored programs, including a description of the programs and their respective duties, responsibilities and time allocation to such other programs.

25.
We note your disclosure on page 89 that your directors, officers and certain of your stockholders may engage for their own account in business activities of the types conducted or to be conducted by you and your subsidiaries.  Please revise to include information required by Item 25(a) of Form S-11 or advise.

We advise the Staff that the Company has revised the disclosure on page 92 to include the information required by Item 25(a) of Form S-11 regarding the Company’s policy in relation to the acquisition or disposition of an interest by a director, officer, security holder or affiliate of the registrant of an investment suitable for the Company’s investment program.

26.
Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

We advise the Staff that the Company has revised the disclosure on pages 94 and 95 to include a discussion on conflicts of interest arising from a determination of whether to pursue liquidation or listing.  If a liquidation occurs, the advisor would receive the value of its promote fees in cash and incur a tax liability.  If a listing occurs, it is expected that the advisor would receive shares in a tax-free REIT transaction.  The advisor may receive more value from a listing depending on the advisor’s tax situation, capital needs and exit horizon.

December 18, 2009

Interests in Other Real Estate Programs, page 89

27.	Please expand this disclosure to specifically identify any affiliated programs that are in direct competition with you.

We advise the Staff that the Company has revised the disclosure on page 93 to clarify that the Company believes that no other affiliated programs are in direct competition with the Company’s program.

Management’s Discussion and Analysis of Financial
Condition and Results of Operations, page 108
Liquidity and Capital Resources, page 108

28.	If you plan to use leverage to finance any of your investments, please disclose your target leverage ratio, both initially and over the long-term.

We advise the Staff that the Company has revised the disclosure in the “Liquidity and Capital Resources” subheading on page 114 to indicate that the Company expects to use debt financing as a source of capital. It is the Company’s current intention to limit its aggregate borrowings to 40% to 50% of the aggregate fair market value of its assets (calculated after the close of this offering and once the Company has invested substantially all the proceeds of this offering), unless a greater amount is approved by a majority of its independent directors and disclosed to stockholders in its next quarterly report following such borrowing along with justification for borrowing such greater amount.  This limitation, however, will not apply to individual real estate assets or investments.

Distributions, page 109

29.
We note that you intend to make regular quarterly distributions.  Please disclose whether you may fund your distributions out of offering proceeds.  If applicable, please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects.  In addition, if applicable, please state that funding distributions using offering proceeds could constitute a return of capital, which would have the effect of reducing the shareholder’s basis in your stock.

We advise the Staff that the Company has revised the disclosure on page 114 to include a cross-reference to language in the subsection above which clarifies our intent to make distributions from funds from operations and only from offering proceeds or borrowings if there is an insufficient cash flow from operations.  In addition, the Company believes that the risk factor disclosures on pages 25, 27 and 50 address the effect on cash available for investing purposes and for distribution purposes, as well as the fact that the use of offering proceeds to fund distributions could constitute a return of capital.

December 18, 2009

Prior Performance Summary, page 111

30.
The first paragraph indicates that the disclosure represents the historical experience of “certain” real estate programs managed over the last ten years by Messrs, Schorsch and Kahane.  Please revise to disclose all prior programs sponsored by your sponsors over the last ten years.  Refer to Item 8.A of Industry Guide 5.

We advise the Staff that the Company has revised the disclosure on page 116 to indicate that the disclosure represents the historical experience of all real estate programs managed over the last ten years by Messrs. Schorsch and Kahane in accordance with Item 8.A. of Industry Guide 5.

In addition, we advise the Staff that the prior performance information disclosed with respect to affiliated programs and programs sponsored by Mr. Schorsch has been taken from the publicly filed information included in the latest American Realty Capital Trust registration statement, which was prepared in consultation with the Staff.

American Realty Capital Trust, page 111

31.
You state on page 111 that, as of October 31, 2009, American Realty Capital Trust had received aggregate gross offering proceeds of approximately $106.7 million.  We also note that Table I on page A-2 indicates that the dollar amount raised from investors was $42,050,937.  Please reconcile these amounts.

We advise the Staff that the disclosure on page 116 reflects proceeds as of October 31, 2009, while the proceeds disclosed on Table I on page A-2 reflect proceeds as of June 30, 2009, which includes the most recent publicly available information in the current reports on Form 10-Q of American Realty Capital Trust.

American Realty Capital, LLC, page 111

32.
We note that you have included information as to property acquisitions made by American Realty Capital, LLC through December 31, 2007.  Please update this information as of a more recent date or advise.

We advise the Staff that Company has revised the disclosure on page 117 to indicate that the Company believes that no property acquisitions have been by American Realty Capital, LLC since December 31, 2007.

Nicholas S. Schorsch, page 114

33.	Please identify the seven private programs that Mr. Schorsch sponsored.

We advise the Staff that the Company has revised the disclosure on page 120 to identify the seven programs that Mr. Schorsch sponsored.

34.
We note that Mr. Schorsch served as the President, CEO and Vice Chairman of American Financial Realty Trust since its inception as a REIT in September 2002 until August 2006.  Please tell us why you believe that it is not appropriate to include prior performance information regarding American Financial Realty Trust.

December 18, 2009

We advise the Staff that we believe the prior performance information regarding American Financial Realty Trust is provided in the Prior Performance Summary on pages 120 to 123.

Adverse Business Developments and Conditions, page 115

35.	Please discuss any adverse business developments and conditions with regard to all prior programs disclosed in this section.

We advise the Staff that Company has revised the disclosure on page 124 to indicate that the Company believes that, other than due to the recent general economic conditions and AFRT, there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors.

Summary of Our Organizational Documents, page 150
Limitation on Total Operating Expenses, page 154

36.
We note that your independent directors have a fiduciary responsibility to the company to ensure that lines on annual total operating expenses are not exceeded, but may be permitted if doing so is justified because of unusual and non-recurring expenses.  Please clarify your disclosure to indicate what is meant by “unusual and non-recurring factors” and specify such factors.

We advise the Staff that the Company has revised the disclosure on page 164 to expand on the meaning of “unusual and non-recurring factors,” which include the occurrence of natural disasters, hurricanes, tornadoes, floods, special tax assessments or acts of terrorism.

Restrictions on Investments, page 156

37.
We note your investment policy that you will not borrow in excess of 50% of the aggregate fair market value of your assets.  You also state, however, that in accordance with NASAA REIT Guidelines, you will not borrow in excess of 75% of the cost of investments.  Please clarify your investment policy in this respect.

We advise the Staff that the Company has revised the disclosure on pages 14 and 105 (as well as similar language elsewhere in the prospectus) to clarify the difference between aggregate fair market value and cost of investment.  The Company expects, at the time of any acquisition, the fair market value and the cost of investment of an asset to be similar.  Over time, the aggregate fair market value of the Company’s assets is expected to vary from the initial cost of investment.

December 18, 2009

Audited Financial Statements
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Allocation of Purchase Price of Acquired Assets, page F-8

38.	Please tell us and disclose whether management will take into account below market renewal options in determining the amortization period of the below-market lease intangibles.

We advise the Staff that the Company has revised the disclosure on page F-8 to discuss how the Company will take into account below-market renewal options in determining the amortization period of the below-market lease intangibles.

Appendix A - Prior Performance Tables, page A-1

39.
Please revise the introduction to the tables to include a discussion of the factors the sponsor considered in determining which previous programs had similar investment objectives to your investment objectives.

We advise the Staff that the Company has revised the introduction to the Prior Performance Tables to expand upon the factors it considered in determining which of the prior programs had similar investment objectives to the Company’s investment objectives.  The prior programs are focused on investments which generate income, rather than investments which provide capital appreciation, as the Company’s investment objectives intend to achieve.  Accordingly, the Company believes it included all relevant prior programs.

40.	Please revise the introduction to the tables to include a cross-reference to the narrative summary in the text of your prospectus.

We advise the Staff that the Company has revised the introduction to the Prior Performance Tables to include a cross-reference to the narrative summary in the text of the prospectus.

Table I – Experience in Raising and Investing Fund for Public Program Properties, page A-2

41.	Please disclose the months to invest 90% of amount available for investment in this table or advise.

We advise the Staff that Company has revised the disclosure on page A-2 to indicate that the Company believes that the public programs set forth in Table I invest the amounts available for investment over time.  No specific time period or deadline has been set for the investment of 90% of the funds of any such program.

December 18, 2009

Table V

42.
We note that you have not included information with respect to your public and non public programs in Table V, but have instead included similar information regarding American Realty Capital, LLC in the prior performance narrative on page 112.  Please explain why you have not included information about sales or dispositions of properties in the prior performance tables.

We advise the Staff that the Company has revised Table V to include information as to non-public programs.  We kindly refer the Staff to our response to comment 30, pursuant to which the Company advised the Staff as to the nature of the prior performance information to be included in the registration statement filed for American Realty Capital Trust in consultation with the Staff.  The Company believes that American Realty Capital, LLC should not be characterized as a program in Table V as it did not act as a general partner or managing member with any investment decision-making authority.

Part II.  Information Not Required In Prospectus, page II-1
Item 36.  Financial Statements and Exhibits, page II-3

43.
Please submit all exhibits as promptly as possible.  Please also consider providing us with drafts of your legality and tax opinions with your amendment.  Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

We advise the Staff that the Company has filed drafts of its legal and tax opinions with Amendment No. 1.  The Company intends to submit the remaining exhibits in connection with the filing of a future amendment to the Registration Statement.

Item 37.  Undertakings, page II-3

44.	Please include the undertaking found in Item 512(a)(5) of Regulation S-K or advise.

We advise the Staff that the Company has revised the disclosure on page II-4 to include the undertaking found in Item 512(a)(5) of Regulation S-K.

Signatures

45.	Please include the signature of your controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

We advise the Staff that the Company’s chief financial officer is also the Company’s principal accounting officer.  Accordingly, the signatures to Amendment No. 1 indicate that the chief financial officer is also signing in the capacity of the principal accounting officer.

December 18, 2009

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.